FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2020

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Gran Vía, 28 - 9ª Planta - 28013 Madrid

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica – Changes in composition of its Nominating, Compensation and Corporate Governance Committee	2

Gran Vía, 28 - 9ª Planta - 28013 Madrid

TELEFÓNICA, S.A. (“Telefónica”) in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION
The Board of Directors of Telefónica, S.A., at its meeting held today, has unanimously adopted the following resolution, in relation to the composition of its Nominating, Compensation and Corporate Governance Committee:

•
To appoint the Independent Director Mr. Peter Löscher as Member of the Nominating, Compensation and Corporate Governance Committee, in replacement of Ms. Sabina Fluxà Thienemann, who has presented her resignation to such position.

Consequently, the composition of the Nominating, Compensation and Corporate Governance Committee is the following:

•	Mr. José Javier Echenique Landiríbar (Independent Chairman).

•	Mr. Peter Erskine (Other External Director).

•	Ms. María Luisa García Blanco (Independent Director).

•	Mr. Peter Löscher (Independent Director).

•	Mr. Francisco Javier de Paz Mancho (Other External Director).

Madrid, 17 April 2020

Gran Vía, 28 - 9ª Planta - 28013 Madrid

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	April 17, 2020	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors

Gran Vía, 28 - 9ª Planta - 28013 Madrid